

Noble Story Co. LLC #1 (the "Company") a Michigan Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Noble Story Co. LLC #1

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 29, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	124,043	5,498
Other Assets	2,000	2,000
Total Current Assets	126,043	7,498
Non-Current Asset		
Motion Picture Development Costs	49,500	-
Total Non-Current Assets	49,500	-
TOTAL ASSETS	175,543	7,498
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,558	11,915
Accrued Interest	3,409	-
Short Term Debt	160,000	-
Total Current Liabilities	164,967	11,915
TOTAL LIABILITIES	164,967	11,915
EQUITY		
Member's Equity	393,042	108,000
Accumulated Deficit	(382,466)	(112,417)
Total Equity	10,576	(4,417)
TOTAL LIABILITIES AND EQUITY	175,543	7,498

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	77,974	4,362
General and Administrative	187,530	85,887
Total Operating Expenses	265,504	90,249
Operating Income (loss)	(265,504)	(90,249)
Other Income		
Other	1,930	342
Total Other Income	1,930	342
Other Expense		
Interest Expense	6,476	-
Total Other Expense	6,476	-
Earnings Before Income Taxes	(270,049)	(89,907)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(270,049)	(89,907)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(270,049)	(89,907)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(10,356)	12,353
Accrued Interest	3,409	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(6,947)	12,353
Net Cash provided by (used in) Operating Activities	(276,997)	(77,554)
INVESTING ACTIVITIES		
Motion Picture Development Costs	(49,500)	-
Net Cash provided by (used in) Investing Activities	(49,500)	-
FINANCING ACTIVITIES		
Proceeds from Member's Contributions	285,042	77,000
Proceeds from the Issuance of Debt	160,000	-
Net Cash provided by (used in) Financing Activities	445,042	77,000
Cash at the beginning of period	5,498	6,052
Net Cash increase (decrease) for period	118,545	(554)
Cash at end of period	124,043	5,498

Statement of Changes in Member Equity

	Common Units		Series A and B Preferred Units					
	# of Common Units	$ Amount	# of Series A Preferred Units	# of Series B Early Bird Preferred Units	# of Series B Preferred Units	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance 1/1/2021	2,500,000	1,000	110,000	-	-	30,000	(22,510)	8,490
Capital Contributions	-	-	385,000	-	-	77,000	-	77,000
Net Income (Loss)	-	-	-	-	-	-	(89,907)	(89,907)
Ending Balance 12/31/2021	2,500,000	1,000	495,000	-	-	107,000	(112,417)	(4,417)
Capital Contributions	-	-	40,000	33,112	60,182	285,042	-	285,042
Net Income (Loss)	-	-	-	-	-	-	(270,049)	(270,049)
Ending Balance 12/31/2022	2,500,000	1,000	535,000	33,112	60,182	392,042	(382,466)	10,576

Noble Story Co. LLC #1
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Noble Story Co. LLC #1 ("the Company") was formed in Michigan on March 4th, 2020 and operates its business with offices currently located in Grand Rapids, Michigan and Lodi, California. The Company is an independent development and production company dedicated to developing meaningful stories into motion pictures that deserve re-watching.

The Company uses a proven business approach trusted by the most successful independent production companies. This business plan involves acquiring and developing story IP, utilizing development capital. The production budgets of its films are largely funded by external financiers.

The Company works with established industry leaders during every phase of its projects - including top-shelf screenwriters, insurance brokers, directors, agents, studio executives, and more. The Company also connects its films to the global market of filmgoers by engaging licenses with the world's leading distributors.

The Company will conduct a regulation CF crowdfunding campaign under regulation CF or a Reg D 506 (b) raise in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements include the accounts of Christmas Miracle, LLC, a wholly owned subsidiary formed for the purposes of developing and incurring the costs of producing a movie for which the Company optioned purchased the screenplay and source material (please see "Other Assets"). This separate entity is managed by the Company. The consolidated financial statements also include the accounts of Noble Stories Development Group LLC, a wholly owned subsidiary, which was dissolved in 2022. No significant intercompany accounts and transactions have been incurred yet.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Assets

Other Assets consists of options for non-original screenplay together with unique components of the feature-length motion picture. The ending balance of such options for screenplays was $2,000 as of December 31st, 2022.

Motion Picture Development Costs

The Company had capitalized motion picture development costs of $49,500 from various screenplay expenses for 3 different projects totaling $3,500, $11,000, and $35,000, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On Feb 1st, 2022, the Company entered into a loan agreement for $50,000 with an interest rate of 6.5% per annum with a maturity date of Feb 1st, 2023. This loan was an unsecured promissory note. The loan was repaid Oct. 11th, 2022, with $2,422 in interest respectively.

On March 7th, 2022, the Company entered into a loan agreement for $15,000 with an interest rate of 6.5% per annum with a maturity date of March 7th, 2023. This loan was an unsecured promissory note. The loan was repaid Oct. 25th, 2022, with $645 in interest respectively.

On Feb 10th, 2022, the Company entered into a loan agreement for $10,000 with an interest rate of 6.5% per annum with a maturity date of Feb. 10th, 2023. This loan is an unsecured promissory note. The loan was extended on Sept. 12th, 2022, for 18 months respectively. There was $596 in accrued interest as of December 31st, 2022.

On Oct 5th, 2022, the Company entered into a loan agreement for $150,000 with an interest rate of 7.5% per annum with a maturity date of Oct. 5th, 2023, with an option to extend 12 months at 7.5% per annum. This loan is an unsecured promissory note. There was $2,813 in accrued interest as of December 31st, 2022.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable 1	10,000	6.5%	2023	10,000	-	10,000	596	-	-	-	-
Notes Payable 2	150,000	7.5%	2023	150,000	-	150,000	2,813	-	-	-	-
Total				**160,000**	**-**	**160,000**	**3,409**	**-**	**-**	**-**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	160,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC with three classes of ownership interest: Common, Preferred, and Profits Interests.

The Company has authorized 10,000,000 Units of Common Interest, 5,000,000 Units of Preferred Interest, and 100,000 Units of Profits Interest. Of the 5M Units of Preferred Interest, 1,500,000 Units shall be designated as Series A Preferred Units, and 1,510,000 Units shall be designated as Series B Preferred Units.

Only Unitholders of Common Interest and Series A Preferred Interest have the right to vote. Profit and loss for each taxable year shall be allocated on a pro rata basis among the Members in accordance with their percentage of ownership interest in the following order: (1) to each holder of Series A Preferred Units until 115% of capital contributions has been distributed; (2) to each holder of Series B Preferred Units until 110% of capital contributions has been distributed; (3) to each holder of Common Units until 100% of capital contributions has been distributed.

As the Manager of the Company, 2A Entertainment, LLC may issue Units of Profits Interest to officers, directors, employees, independent contractors, or consultants of the Company. Such Units may be subject to vesting, will have no right to vote, and will be granted at the fair market value of a Common Unit as of the date of the grant.

Following the distribution of capital proceeds in the respective amounts of 115% and 110% of capital contributions to Series A and Series B Preferred Unitholders, both classes of Preferred Unitholders will automatically convert into Common Unitholders at a rate of 1 to 1. Once all capital contributions have been reduced to zero for Series A, Series B, and Common Members, any distributable cash or capital proceeds shall be distributed to all Members on a pro rata basis in proportion to their respective percentages of ownership interest; provided, however, that Unitholders of Profits Interest shall only receive distributions in an amount that is equal to the excess of the distributable cash available to Common Unitholders over the fair market value of a Common Unit at the time of the original Profits Interest grant.

2,500,000 Units of Common Interest were issued and outstanding as of December 31st, 2022.

535,000 Units of Series A Preferred Interest were issued and outstanding as of December 31st, 2022.

93,294 Units of Series B Preferred Interest were issued and outstanding as of December 31st, 2022. Of the 93,294 Units, 33,112 were designated as Series B Early Bird (EB) Preferred Interest and 60,182 were designated as Series B Preferred Interests.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign or Regulation D 506 (b) raise. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.